Exhibit 99.1

Alpha Tau to Participate in Citi’s 2024 Global Healthcare Conference and Piper Sandler’s 36th Annual Healthcare Conference

JERUSALEM, November 13th, 2024 -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, today announced that CFO Raphi Levy will participate in the Citi 2024 Global Healthcare Conference on December 3rd, 2024 and the Piper Sandler 36th Annual Healthcare Conference on December 5th, 2024.

Event:	Citi 2024 Global Healthcare Conference
Format:	1-on-1 Meetings
Date:	December 3, 2024
Time:	8:30AM – 4:30PM EST
Location:	Miami, FL

Event:	Piper Sandler 36th Annual Healthcare Conference
Format:	Fireside Chat and 1-on-1 Meetings
Date:	December 5, 2024
Time:	10:00-10:25AM EST
Location:	New York, NY

Please reach out to your Citi and Piper Sandler representatives to schedule 1-on-1 meetings with Mr. Levy.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT ®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

Investor Relations Contact: IR@alphatau.com